

December 1, 2017

Stanley Yarbro
Yarbro Consulting
154 Quail Hollow Dr.
Kings Mountain, NC 28086

> **Re: Calmare Therapeutics, Inc.**
> **PREN14A preliminary proxy statement filing made on Schedule 14A**
> **Filed on November 22, 2017 by the Calmare Committee to Restore**
> **Stockholder Value**
> **File No. 001-08696**

Dear Mr. Yarbro,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 14A

1. Please advise us why the EDGAR header tag used to identify this submission was PREN14A as distinguished from PREC14A. In addition, please advise us in advance of any additional filings of the EDGAR header submission tags that the Committee plans to use to file any amended proxy statement as well as a definitive proxy statement.

2. Calmare Committee to Restore Stockholder Value has been identified on the cover page of Schedule 14A as the sole person filing the proxy statement. Pages six and seven of the proxy statement, however, identify ten participants. Given that each of these persons could be viewed as engaging in the solicitation, each bears an obligation to comply with Section 14(a) and Rule 14a-3 thereunder which rule requires that no solicitation may take place unless accompanied by a proxy statement. Please identify the ten participants named on pages six and seven, and any other participants, as persons filing the proxy statement, or advise. Refer to Item 4(b)(1) of Schedule 14A, Instruction 3 to Item 4 of Schedule 14A, and Rule 14a-1(l) of Regulation 14A, which rule defines the term "solicit" as used in Instruction 3(a)(vi).

3. Please advise us whether agents of the Committee should be identifies as participants.

4. Advise us, with a view toward revised disclosure, whether the participants have complied with the Rule 14a-5(e)(1) requirement to identify the deadline by which shareholder proposals made pursuant to Rule 14a-8 must be submitted to the registrant.

5. Advise us, with a view toward revised disclosure, whether the participants have complied with any advanced notice bylaw, and how the participants have otherwise sought to comply with Rule 14a-5(e)(2) and (3) of Regulation 14A.

6. Please revise to identify the proxy statement that will ultimately be distributed to shareholders, as distinguished from the Schedule 14A or the letter to shareholders, as preliminary. The term "proxy statement" is defined under Rule 14a-1 and does not include the letter to shareholders. Please also include the same "preliminary" identification legend on the Form of Consent as required. Refer to Rule 14a-6(e)(1) of Regulation 14A.

7. Please revise to include disclosure that will ultimately and explicitly show the approximate date by which the proxy statement will be released to security holders. See Rule 14a-6(d).

8. To the extent the participants intend to rely upon Rule 14a-5(c), please be advised such reliance would be impermissible at any time before the issuer distributes its proxy statement to security holders. If the participants decide to disseminate the proxy statement prior to the distribution of a proxy statement filed by the issuer, the participants must undertake to provide the omitted information in a supplement filed as a revised definitive proxy statement and accept all legal risk for distributing the initial definitive proxy statement without all required disclosures. Please advise us as to the timing of the participants' anticipated proxy statement distribution and extent to which, if any, they intend to rely upon Rule 14a-5(c).

Information on the Calmare Committee to Restore Stockholder Value and Participants, page 6

9. Please reconcile the reference to Yarbro Consulting under the employment column with the name of the organization listed in the corresponding business address.

Background of the Consent Solicitation, page 12

10. The United States Securities and Exchange Commission does not approve or disapprove of proxy statements filed under Section 14(a) and Regulation 14A. While staff within the United States Securities and Exchange Commission may review the content of proxy statements and evaluate compliance by person soliciting proxies, including consents, with the federal securities laws, no opinion is expressed on the merits of the solicitation and no authorization is granted to party soliciting to proceed. Accordingly, please revise the statement that indicates approval by the United States Securities and Exchange Commission is anticipated to be forthcoming.

Proposal No. 2 | Election of Directors, page 14

11. The disclosure promises to provide the name and age of each nominee, and instead only provides names under a heading potentially mischaracterized as "Name and Business Address." Please revise or advise.

12. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy as instructed statement filed under cover of Schedule 14A.

13. Advise us, with a view toward revised disclosure, how the participants complied with the Item 5(b)(1)(vi) requirement to disclose transactions in the subject class of securities within the past two years.

Proposal No. 6 | Repeal of Additional Bylaws or Bylaw Amendments, page 17

14. Please revise to indicate that a successful passage of this proposal could result in the repeal of bylaws or amendments that are aligned with security holder interests.

Principal Stockholders, page 18

15. Please explain to us, with a view toward revised disclosure, exactly what is meant by the reference in footnote number one to a group having sole voting and investment power. For example, please advise us of the legal basis upon which you conclude that a group could have sole voting and investment power and why such a reference is needed in this context where only an LLC but no group appears to have been expressly identified in the table.

Form of Consent Card

16. Advise us, with a view towards revised disclosure, how the participants complied with their disclosure obligation, if any in the consent solicitation instance, under Rule 14a-4(e).

17. We noticed language stating that shareholders not indicating their vote "will be deemed to consent…" Please amend these closing representations to explicitly reference the discretionary authority standard in 14a-4(b). Please make conforming changes to the proxy statement to be used to conduct the consent solicitation.

18. Given the inclusion of the "abstain" box on the form of consent, please advise us, with a view toward revised disclosure in the proxy statement to be used to conduct the consent solicitation, how abstentions will be counted. Refer to Item 21(b) of Schedule 14A

19. The disclosure within the proxy statement to be used to solicit consents at page 1 indicates that the passage of each proposal is conditioned upon the passage of all other proposals. Please revise the Form of Consent card to explicitly disclose the conditionality of each proposal being approved. See Rule 14a-4(a)(3).

General Compliance with Rule 14a-9 for Statements and Assertions Made

20. In accordance with Note b. of Rule 14a-9, please provide us with the factual foundation for the following statements and assertions made throughout the proxy statement:

- "Under his employment agreement, Mr. Mir believes he is entitled to extraordinarily rich severance benefits."

- "Mr. Mir's team paid themselves all the while failing to pay the Company's accounting firm to complete and file the required SEC filings. In fact, Calmare recently 'terminated' their long term accounting firm and engaged a new firm. We suspect that the prior firm had long overdue billings."

- "Current management also allowed a former employee to reach a judgment against the Company for in excess $400,000 without even bothering to show up at the hearing."

- "In order to preserve their status, Mr. Mir and current management have also repeatedly mislead shareholders and investors with respect to corporate opportunities."

- "The current board has been nothing but a rubber stamp for the misrepresentations, obfuscations, failed strategies and mismanagement of the current CEO."

- "This level of fixed salary for a company the size of CTI is frankly unheard of in today's business environment."

- "..., but unfortunately the past CEO has failed to pay the real working employees for at least the last four months."

- "The APC program has been in place for over two years and our current CEO refused to take advantage of this opportunity in even one case."

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: M. Richard Cutler, Esq.